Filed by Susquehanna Bancshares, Inc.,

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Susquehanna Bancshares, Inc. (Commission File No. 001-33872)

The following will be distributed to customers of Susquehanna Bank at its branches, beginning on January 21, 2015.

WHO WE ARE BB&T BB&T and Susquehanna have entered into a merger agreement under which BB&T will acquire Susquehanna in a cash and stock transaction for total consideration valued at approximately $2.5 billion. The acquisition of Susquehanna by BB&T is subject to customary closing conditions including regulatory approvals and approval of Susquehanna shareholders. The acquisition is currently expected to be completed in the second half of 2015. BB&T Philosophy Values Vision To create the Best Financial Institution Possible. To be “The Best of the Best.” Mission To make the world a better place to live, by: ¦ Helping our clients achieve economic success and financial security; ¦ Creating a place where our associates can learn, grow and be fulfilled in their work; ¦ Making the communities in which we work better places to be; and thereby: ¦ Optimizing the long-term return to our shareholders, while providing a safe and sound investment Happiness Self-Esteem Pride Success Productivity Teamwork Justice Judgment Reality Reason Independent Thinking Character Honesty Integrity BB&T Corporation Stats ¦ Headquartered in Winston-Salem, N.C.; founded in 1872 ¦ Member of the S&P 500 (NYSE: BBT) ¦ One of the largest U.S. financial services holding companies in the country, with $187 billion in assets and market capitalization of $26.8 billion ¦ Number 269 on the 2013 FORTUNE 500 list of America’s largest corporations ¦ More than 1,840 financial centers and 34,000 employees ¦ Loans of more than $118 billion and deposits of more than $130 billion ¦ A-, A2, A+, rated by S&P, Moody’s, and Fitch, respectively ¦ Paid a cash dividend every year since 1903 Information is as of September 30, 2014. Corporate Services locations ¦ Capital Markets ¦ Insurance ¦ Equipment Finance ¦ Investment Management ¦ Commercial Real Estate Lockbox sites Financial Center locations

BB&T in the National Spotlight BB&T received an industry-leading 20 Greenwich Excellence Awards from Greenwich Associates – including five in Treasury Management – for our financial stability and outstanding client service in 2013. Greenwich Associates is a leading financial services research firm. BB&T has received 103 Greenwich Excellence Awards since 2009, more than any other bank. BB&T is among Fortune Magazine’s “Most Admired Companies.” BB&T ranked #6 in the Super-Regional Banks category in 2014. BB&T was named the 2014 TNS Choice Awards winner for Commercial Banking. This national award names BB&T as the preferred provider for acquiring, developing and retaining corporate clients. BB&T Capital Markets analysts are consistently ranked among top equity research analysts for their stock selection and earnings estimation performance by The Wall Street Journal and Financial Times/StarMine. During 2013, BB&T Wealth was ranked one of the largest wealth asset managers in the nation in Barron’s “Top 40 Wealth Managers” list, which ranks asset managers based upon relationships with families that have more than $5 million in assets. Starmine BB&T Insurance Services, Inc., is the fifth-largest insurance broker in the nation and sixth-largest insurance broker in the world, according to Business Insurance B T. c o m 8 0 0 - B A N K B B T ( 8 0 0 - 2 2 6 - 5 2 2 8 ) Important Additional Information and Where to Find It In connection with the proposed merger, BB&T will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Susquehanna and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SUSQUEHANNA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and Susquehanna, may be obtained at the SEC’s Internet site (SEC.gov). You will also be able to obtain these documents, free of charge, from BB&T at BBT.com under the heading “About” and then under the heading “Investor Relations” and then under “BB&T Corporation SEC Filings” or from Susquehanna by accessing Susquehanna’s website at Susquehanna.net under the heading “Investor Relations” and then under “SEC Filings”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, NC 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, PA 17543, Attention: Investor Relations, Telephone: (717) 626-9801.Susquehanna and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Susquehanna in connection with the proposed merger. Information about the directors and executive officers of Susquehanna and their ownership of Susquehanna common stock is set forth in the proxy statement for Susquehanna’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. Traditional banking services are provided by Branch Banking and Trust Company is a Member FDIC and Equal Housing Lender. Loan, lines of credit and credit cards are subject to credit approval. Only deposit products are FDIC insured. BB&T Capital Markets is a division of BB&T Securities, LLC, member FINRA /SIPC, a wholly owned non-bank subsidiary of BB&T Corporation. Investment solutions are provided by Branch Banking and Trust Company, and BB&T Investment Services, Inc. BB&T Investment Services, Inc. is a wholly-owned broker-dealer subsidiary of Branch Banking and Trust Company, Member FINRA /SIPC. Insurance services are provided by BB&T Insurance Services, Inc., a subsidiary of BB&T Insurance Holdings, Inc. Securities, Investments and Insurance products or services are: NOT A DEPOSIT NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY NOT FDIC INSURED MAY GO DOWN IN VALUE NOT GUARANTEED BY A BANK MKT-23355 The 2013 Greenwich Associates Commercial Banking Study is with companies with sales of $1MM to $500MM and is based on more than 25,000 interviews. The printing, copying, redistribution, or retransmission of this Content without express written permission is prohibited. © 2014, Branch Banking and Trust Company. All rights reserved
Rev. 11-15-14 Greenwich Excellence tnschoice

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, BB&T’s and Susquehanna’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in BB&T’s and Susquehanna’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Susquehanna shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Susquehanna business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Important Additional Information and Where to Find It

In connection with the proposed merger, BB&T has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Susquehanna and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SUSQUEHANNA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and Susquehanna, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About” and then under the heading “Investor Relations” and then under “BB&T Corporation SEC Filings” or from Susquehanna by accessing Susquehanna’s website at www.susquehanna.net under the heading “Investor Relations” and then under “SEC Filings”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, Pennsylvania 17543, Attention: Investor Relations, Telephone: (717) 626-9801.

Susquehanna and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Susquehanna in connection with the proposed merger. Information about the directors and executive officers of Susquehanna and their ownership of Susquehanna common stock is set forth in the proxy statement for Susquehanna’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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